Exhibit 1

NEWS

For Release: IMMEDIATE

Hadera Paper Ltd.
Announced Court's Decision in Tax Demand to Turkish Company

Hadera, Israel, August 1, 2011 - Hadera Paper Ltd. (AMEX:AIP) (the “Company” or “Hadera Paper”) announced that following the Company's press release dated February 18, 2010, regarding a tax inspection report received from the Turkish tax authorities at KCTR, the Turkish subsidiary of the associated company Hogla- Kimberly Ltd (49.9%), according to which, KCTR is required to an additional tax payment, KCTR appealed the requirement, and on July 28, 2011, received court's decision for some of the appeals, requires KCTR to pay the tax authorities a total amount of approximately 6.6 million YTL (approximately 3.8 million USD), that sums including interest and penalty to a total amount of approximately 25 million YTL (approximately 14.8 million USD).

KCTR intends to appeal the court's decision, based on its legal advisors opinion, estimating that KCTR has good arguments against the requirement and that its chance of success on the appeal, are higher than 50%.

Contact:
Yael Nevo, Adv.
Corporate Secretary and Legal Counsel
Hadera Paper Ltd. Group
Tel:+972-4-6349408
YaelN@hadera-paper.co.il